UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. **)*
ENERGY TRANSFER EQUITY, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
29273V100
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
April 27, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,261,490

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,261,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,261,490

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.6%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		91,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	91,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		14,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		271,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,000

WITH[1]	10	SHARED DISPOSITIVE POWER

		271,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	285,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - estate
1     Numbers reported on this page exclude all Common Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPE Holdings, LLC 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	29273V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,976,090

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.5%

14	TYPE OF REPORTING PERSON

	PN

Item 1. Security and Issuer.
     This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) in Energy Transfer Equity, L.P., a Delaware limited partnership (the “Issuer” or “ETE”), whose principal executive offices are located at 3738 Oak Lawn Ave, Dallas, TX 75219.
     This Schedule 13D represents (i) Amendment No. 1 to the Schedule 13D originally filed by certain reporting persons with the Commission on May 17, 2007 (the “Original Schedule 13D”), and (ii) Amendment No. 1 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010 (the “Duncan Trustee 13D”). This Schedule 13D is also being filed initially by the Estate of Dan L. Duncan as successor of Dan L. Duncan, the independent co-executors of which were appointed on April 27, 2010, as successor of Dan L. Duncan and as a group member (no longer a 5% beneficial owner separately).
Item 2. Identity and Background.
     Item 2 of the Original 13D and the Duncan Trustee 13D is hereby amended and restated to read in its entirety as follows:
     This Schedule 13D is being filed by (i) Randa Duncan Williams, a citizen of the United States residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); (iv) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (v) Dan Duncan LLC, a Texas limited liability company (“DD LLC”); (vi) EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”); and (vii) Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DD LLC, and EPE GP, the “Reporting Persons”) to amend the Original Schedule 13D and the Duncan Trustee 13D. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D and the Duncan Trustee 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of Enterprise Products Company, a Texas corporation, formerly named EPCO, Inc. (“EPCO”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The

EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate courtesy of the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the President and Chief Executive Officer of EPE GP, which is the general partner of EPE. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a director of LE GP, LLC, the general partner of the Issuer (the “Issuer GP”), as well as a director of the general partners of Enterprise Products Partners, L.P. and Duncan Energy Partners L.P. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently the Executive Vice President and Chief Legal Officer of the general partner of Enterprise Products Partners, L.P. Mr. Bachmann is also Chief Executive Officer, President, Chief Legal Officer and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC. Mr. Bachmann is a U.S. citizen.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPE GP, the sole general partner of EPE. DD LLC also owns 100% of the membership interests in DFI Holdings LLC, a Delaware limited liability company (“DFI Holdings”), the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPE GP, (ii) EPE (iii) DFI Holdings and (iv) other personal investments of Dan L. Duncan now economically owned by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE currently owns a 40.6% membership interest in the Issuer GP and 38,976,090 Common Units. EPE has no independent operations, and its current principal functions are to directly hold (i) a 100% membership interest in the general partner of Enterprise Products Partners L.P., (ii) the 40.6% membership interest in the Issuer GP and (iii) 38,976,090 Common Units. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPE GP and the managers and executive officers of DD LLC (collectively, the “Listed Persons”). There are no directors, managers or executive officers for EPE, which is managed by its general partner, EPE GP.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original 13D is hereby amended to add each of the following paragraphs, and Item 3 of the Duncan Trustee 13D is hereby amended to add the final paragraph below:
     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of the sole membership interest in DD LLC was transferred to the DD LLC Trustees pursuant to the DD Trust Agreement among DD LLC, Dan L. Duncan, as member, and Dan L. Duncan, as initial sole voting trustee.

     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of a majority of Dan L. Duncan’s Class A Common Stock of EPCO was transferred to the EPCO Trustees pursuant to the EPCO Trust Agreement among EPCO, Dan L. Duncan as a shareholder, and Dan L. Duncan as the voting trustee.
     The Estate acquired beneficial ownership of certain Common Units without consideration in connection with the death of Mr. Duncan. The Executors were appointed on April 27, 2010.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs, and Item 4 of the Duncan Trustee 13D is hereby amended to add the penultimate paragraph below:
     As disclosed in Item 3, the DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification.
     The EPCO Trustees collectively obtained record ownership of a majority of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification.
     In connection with the Securities Purchase Agreement (the “ETE Purchase Agreement”), entered into as of May 7, 2007, by and among EPE, Natural Gas Partners VI, L.P. (“NGP”), Ray C. Davis (“Davis”), Avatar Holdings, LLC (“Avatar LLC”), Avatar Investments, LP (“Avatar LP”), Lon Kile (“Kile”), MHT Properties, Ltd. (“MHT Properties”), P. Brian Smith Holdings, LP (“Smith Holdings”), and the Issuer GP, pursuant to which EPE purchased equity units representing membership interests of the Issuer GP from Davis and NGP, and Common Units from Davis, Avatar LLC, Avatar LP, NGP, Kile, MHT Properties and Smith Holdings, EPE entered into an Amended and Restated Limited Liability Company Agreement of the Issuer GP (the “LE GP LLC Agreement”). Pursuant to the LE GP LLC Agreement, EPE has the right to acquire additional equity units representing membership interests of the Issuer GP (“GP Equity Units”) issued by the Issuer GP in accordance with the proportion of EPE’s membership interest to the total number of GP Equity Units outstanding as of the date of the determination (the “Sharing Ratio”). In addition, EPE has a right of first refusal in the event another member elects to sell all or a portion of its membership interest unless such transfer is a permitted transfer under the LE GP LLC Agreement.
     In addition, if any members owning 80% or more of the membership interests propose to transfer 80% or more of the outstanding membership interests, such members may at their option require all members to transfer an amount equal to (i) their Sharing Ratio multiplied by (ii) a fraction, the numerator being the number of units proposed to be sold and the denominator being the total number of units outstanding as of the date of such determination (the “Drag-Along Right”). If any members propose to transfer 50% or more of the outstanding membership interests in a sale to a third party, then each member may elect, at its option, to transfer an amount of its GP Equity Units to the third party determined by multiplying its GP Equity Units by a fraction, the numerator of which is the maximum number of GP Equity Units that the third party buyer is willing to purchase and the denominator of which is the number of GP Equity Units held by all members electing to participate in the sale (the “Tag-Along Right”).
     In the event any member or its affiliates sells or otherwise disposes of at least 10% of the Common Units owned, directly or indirectly, by such member as of the date of the LE GP LLC Agreement, other than through transfers to wholly owned affiliates of such member, the other members have the right to purchase a portion of the units held by such member (the “Purchase Option”). The number of GP Equity Units that a member may purchase pursuant to the Purchase Option will be equal to (i) a fraction, the numerator of which is the number of Common Units sold and the denominator of which is the number of Common Units originally owned, directly or indirectly, by such member as of the date of the LE GP LLC Agreement, multiplied by (ii) the GP Equity Units originally owned by such member as of the date of the LE GP LLC Agreement. The purchase price for GP Equity Units purchased pursuant to the Purchase Option will be based upon the fair market value of the Common Units during the ten trading days prior to the notice of the Purchase Option.

     Certain members of the Issuer GP have a put option to require the Issuer GP to acquire all of their membership interests if (i) with respect to Davis (as defined in Item 5(c)), Kelcy Warren ceases to own at least 20% of the membership interests of the Issuer GP, and (ii) with respect to NGP (as defined in Item 5(c)), NGP ceases to own any Common Units.
     In connection with the ETE Purchase Agreement, EPE also entered into a Unitholder Rights and Restrictions Agreement, dated as of May 7, 2007 (the “ETE Unitholder Agreement”), between ETE, EPE, Davis and NGP. Under this agreement, EPE, Davis and NGP each agree not to transfer Common Units held by the parties as of the date of this agreement for a period of six months from the date of the agreement (the “Initial Restricted Period”), and, with respect to 50% of such Common Units, for twelve months after the date immediately after the end of the Initial Restricted Period; provided, however, parties may (i) sell or otherwise transfer their Common Units to their respective affiliates that agree in writing with ETE to be bound by the terms of the ETE Unitholder Agreement, (ii) pledge their Common Units as security for bona fide loans, letters of credit, interest rate or other hedging transactions and related fees, costs, indemnities and other obligations from one or more third parties who are not affiliates of such party, or (iii) sell all or a portion of their Common Units, as a result of any divestiture ordered by, or agreed to with, a governmental authority. These restrictions also do not restrict or affect the manner of sale or other disposition of any Common Units in connection with any foreclosure or other disposition after default of a lender or other counterparty in connection with the pledge of such securities for bona fide loans, letters of credit, interest rate or other hedging transactions and related fees, costs, indemnities and other obligations from one or more third parties who are not affiliates of such party.
     After the Initial Restricted Period, EPE has certain demand and piggyback registration rights with respect to the Common Units acquired by EPE.
     The ETE Unitholder Agreement provides that unless (i) EPE has the prior written consent of ETE or (ii) EPE is making an offer and sale pursuant to an underwritten offering, EPE shall not sell, or offer to sell, after the end of the Initial Restricted Period, Common Units on the New York Stock Exchange (“NYSE”) or any other public market upon which the Common Units are then traded, on any trading day in an amount in excess of 10% of the average daily trading volume of the Common Units on the NYSE, or such other market, for the previous ten trading days, or such other amount as may be mutually agreed upon in writing by ETE and EPE.
     The ETE Unitholder Agreement further provides that from the date of this agreement through the date three years from the date of this agreement, EPE shall not, and agree to cause its Affiliates not to, directly or indirectly without the prior written consent of the board of directors of the Issuer GP: (i) in any manner acquire, agree to acquire or make a proposal to acquire any Common Units or other securities or other property of ETE, Energy Transfer Partners, L.P. (“ETP”) or any of their respective affiliates if such acquisition would cause EPE and its affiliates to collectively own ETE Common Units in excess of 49.9% of the then outstanding Common Units, or (ii) form or join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of ETE, ETP or any of their respective affiliates, other than a “group” consisting of one or more of the members of the general partner of ETE or ETP or EPE and EPE’s affiliates.
     Based on EPE’s equity ownership of Common Units and membership interests in the Issuer GP acquired pursuant to the ETE Purchase Agreement, and the foregoing limitations and other contractual rights under these transaction documents, EPE will not have any rights to exercise control over ETE or the Issuer GP.
     Copies of the ETE Purchase Agreement, the LE GP LLC Agreement and the ETE Unitholder Agreement are filed as Exhibits 99.3, 99.4 and 99.5 to this Schedule 13D, respectively, and are incorporated by reference into this Item.
     On January 22, 2009, EPE acquired an additional 5.7% membership interest in the Issuer GP, which increased its total ownership in the Issuer GP from 34.9% to 40.6%.
     The Executors were appointed on April 27, 2010, and collectively on behalf of the Estate obtained beneficial ownership of the Common Units held by DD Securities and other Common Units that passed directly to the Estate as a result of the death of Mr. Duncan. In connection with the passing of Mr. Duncan, shared power to direct the voting and disposition of the Common Units held by the Duncan Family 2000 Trust, which owns 91,300 Common Units, also passed to the Shareholder(s) of EPCO owning more than 50% of the Class A Common Stock, by virtue of such Shareholder(s) power under these trust agreements to remove the current trustees of this trust. For purposes of this report, both the Estate and the EPCO Trustees are deemed to have shared power to direct the voting and disposition of the Common Units held by this trust.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interests in Securities of the Issuer.
     Item 5 of each of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of the 39,261,490 Common Units representing approximately 17.6% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over the 39,261,490 Units consisting of (i) the 38,976,090 Common Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees, (ii) the 194,100 Common Units beneficially owned by the Estate, by virtue of her status as one of the independent co-executors of the Estate and, (iii) the 91,300 Common Units owned directly by the Duncan Family 2000 Trust, also by virtue of her status as one of the EPCO Trustees. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.
     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 38,976,090 Common Units beneficially owned by DD LLC, representing approximately 17.5% of the outstanding Common Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.
     As set forth herein, pursuant to the EPCO Trust Agreement, the EPCO Trustees have shared voting and dispositive power over the 91,300 Common Units owned directly by the 2000 Trust, representing less than 1% of the outstanding Common Units. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.
     As set forth herein, the Estate and the Executors collectively have beneficial ownership over 285,400 Common Units beneficially owned by the Estate, representing less than 1% of the outstanding Common Units. The Common Units beneficially owned and voting and dispositive power related to these Common Units consists of (i) sole voting and dispositive power over the 14,000 Common Units owned directly by the Estate and (ii) shared voting and dispositive power over the (A) 180,100 Common Units owned directly by DD Securities LLC, of which the Estate is the sole member and (B) the 91,300 Common Units owned directly by the 2000 Trust.
     The Estate is also the beneficial owner of 50.427% of the voting stock of EPCO held of record collectively by the EPCO Trustees. EPCO Holdings, Inc. (“EPCO Holdings”) is a wholly owned subsidiary of EPCO. Duncan Family Interests, Inc. (“DFI”) is a wholly owned subsidiary of EPCO Holdings. DFI owns 51.62% of the limited partner interests in EPE. EPE currently owns 38,976,090 Common Units.
     EPE holds directly 38,976,090 Common Units. EPE GP is the general partner of EPE. DD LLC owns 100% of the membership interests in, and is the sole member of EPE GP. DD LLC also owns 100% of the membership interests in, and is a 4% limited partner of DFI GP Holdings. The Estate is the economic owner of the member interests in DD LLC. EPE currently owns a 40.6% membership interest in the Issuer GP, the general partner of the Issuer, and 38,976,090 Common Units. EPE has no independent operations, and its current principal functions are to directly hold (i) a 100% membership interest in EPE GP and 21,563,177 common units of Enterprise Products Partners L.P., and (ii) the 40.6% membership interest in the Issuer GP and 38,976,090 Common Units of the Issuer.
     The aforementioned ownership amounts of Common Units by the Reporting Persons are as of May 4, 2010, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 222,941,172 Common Units reported by the Issuer as outstanding as of May 4, 2010.
     (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6: Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of each of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     The summaries of the LE GP LLC Agreement and the ETE Unitholder Agreement above in Item 4 are incorporated by reference into this Item 6. Copies of the LE GP LLC Agreement and the ETE Unitholder Agreement are included as exhibits 99.4 and 99.5 to this Schedule 13D and are incorporated by reference into this Item 6. The foregoing descriptions of the LE GP LLC Agreement and the ETE Unitholder Agreement do not purport to be complete and are qualified in their entirety by reference to such exhibits.
     The Common Units held by EPE are pledged under EPE’s credit facility and the related pledge agreement, copies of which are included as Exhibit 99.1, 99.2 and 99.3 to this Schedule 13D and are incorporated by reference into this Item 6. This credit facility and related pledge agreement contain customary and other events of default.
     On December 23, 2009, Dr. Cunningham and Mr. Duncan were appointed as directors of the Issuer GP. Mr. Duncan ceased to serve as a director of the Issuer GP upon his passing on March 29, 2010.
     The information set forth under Items 3, 4 and 5 is incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
     Item 7 of each of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:

99.1	Third Amended and Restated Credit Agreement, dated August 24, 2007, among Enterprise GP Holdings L.P., the Lenders Party Thereto, Citicorp North America, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank (incorporated by reference to Exhibit 4.1 to EPE’s Form 8-K (File No. 1-32610) filed on August 30, 2007).

99.2	First Amendment to Third Amended and Restated Credit Agreement, dated November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders Party Thereto, Citicorp North America, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to EPE’s Form 8-K (File No. 1-32610) filed on November 14, 2007).

99.3	Pledge and Security Agreement (ETE) between Enterprise GP Holdings L.P., as Pledgor and Citigroup North America, Inc., in its capacity as Administrative Agent, as Secured Party, dated as of May 1, 2007 (incorporated by reference to Exhibit 99.2 to Dan L. Duncan’s Statement on

Schedule 13D for Common Units of ETE (File No. 5-82864) filed with the Commission on May 17, 2007).

99.4	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Natural Gas Partners VI, L.P., Ray C. Davis, Avatar Holdings, LLC, Avatar Investments, LP, Lon Kile, MHT Properties, Ltd., P. Brian Smith Holdings, LP., and LE GP, LLC (incorporated by reference to Exhibit 10.1 to EPE’s Current Report on Form 8-K (File No. 1-32610) filed with the Commission on May 10, 2007).

99.5	Amended and Restated Agreement of Limited Liability Company Agreement of LE GP, LLC dated as of May 7, 2007 (incorporated by reference to Exhibit 10.2 to EPE’s Current Report on Form 8-K (File No. 1-32610) filed with the Commission on May 10, 2007).

99.6	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of LE GP, LLC (incorporated by reference to Exhibit 3.1 to ETE’s Current Report on Form 8-K (file No. 1-32740) filed on December 23, 2009).

99.7	Unitholder Rights and Restrictions Agreement, dated May 7, 2007, by and among Energy Transfer Equity, L.P., Enterprise GP Holdings L.P., Ray C. Davis and Natural Gas Partners VI, L.P. (incorporated by reference to Exhibit 10.3 to EPE’s Current Report on Form 8-K (File No. 1-32610) filed with the Commission on May 10, 2007).

99.8	Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3 to ETE’s Form S-1 (File No. 333-128097) filed on January 23, 2006).

99.9	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.1 to ETE’s Form 10-K (File No. 1-32740) filed on August 31, 2006).

99.10	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.2 to ETE’s Form 8-K (File No. 1-32740) filed on November 13, 2007).

99.11*	Joint Filing Agreement among the Reporting Persons dated May 18, 2010.

*	Filed herewith

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2010	RANDA DUNCAN WILLIAMS

	By:	/s/ Randa Duncan Williams

Dated: May 18, 2010	The DD LLC TRUSTEES pursuant to the Dan Duncan
LLC Voting Trust Agreement

	By:	/s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann
Richard H. Bachmann
Trustee

Dated: May 18, 2010	The EPCO TRUSTEES pursuant to the EPCO, Inc.
Voting Trust Agreement

	By:	/s/ Randa Duncan Williams
Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann
Richard H. Bachmann
Trustee
Energy Transfer Equity LP Schedule 13D Signature Page

Dated: May 18, 2010	The ESTATE of DAN L. DUNCAN

	By:	/s/ Randa Duncan Williams
Randa Duncan Williams
Independent Co-Executor

/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
Independent Co-Executor

/s/ Richard H. Bachmann
Richard H. Bachmann
Independent Co-Executor

Dated: May 18, 2010	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	EPE HOLDINGS, LLC

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

Dated: May 18, 2010	ENTERPRISE GP HOLDINGS L.P.

	By:	EPE HOLDINGS, LLC, its general partner

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary
Energy Transfer Equity LP Schedule 13D Signature Page

APPENDIX A
INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings, Inc.; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC; Chief Executive Officer, President, Chief Legal Officer and Director of EPCO; Director of DEP Holdings, LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO; President, Chief Executive Officer and Director of EPCO Holdings; Director and President and Chief Executive Officer of DEP Holdings, LLC.

Appendix A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each manager and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Randa Duncan Williams	Director;

Co-Chairman of EPCO Holdings, Inc.; Director and Chairman of EPCO

Richard H. Bachmann	Director, Executive Vice President, Chief Legal Officer and Secretary;

Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC; Director of DEP Holdings, LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPCO Holdings, Inc.; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO

W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer;

Manager and Executive Vice President, Chief Financial Officer and Treasurer of Dan Duncan LLC and DD Securities LLC; Director and President and Chief Executive Officer of DEP Holdings, LLC; Director, Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC; Chief Financial Officer and Director of EPCO; President and Chief Executive Officer of EPCO Holdings, Inc.

Ralph S. Cunningham	Director, President and Chief Executive Officer;

Manager and Executive Vice President of DD Securities LLC and Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Director and Vice Chairman of EPCO

O.S. Andras	Director

Thurman Andress	Director

Charles E. McMahen	Director

Edwin E. Smith	Director

Michael A. Creel	Director;

President and CEO and Director of Enterprise Products GP, LLC, Director of EPCO

Appendix A-2

Name	Position with EPE GP; Other Present Principal Occupation
A. James Teague	Director;

Executive Vice President and Director of Enterprise Products GP, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPCO Holdings, Inc., and EPCO

Appendix A-3